UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014
Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
México, D.F. 11311
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes      No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes      No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

Petróleos Mexicanos announceS

Commencement of CONSENT Solicitations

June 3, 2014

MEXICO D.F., MEXICO – Petróleos Mexicanos announced today that it is seeking to amend each series of its outstanding debt securities listed in Tables 1 and 3 below to reflect the changes taking place in the regulatory landscape for the Mexican oil and gas sector. The amendment (the “Proposed Amendment”) will change an event of default provision, included in each instrument governing these securities, that relates to Petróleos Mexicanos’ characterization as a legal entity under Mexican law and to it and certain of its subsidiaries being exclusively authorized to participate on behalf of the Mexican government in the oil and gas sector in Mexico. The Proposed Amendment is intended to align each instrument governing these securities with proposed changes in Mexican law resulting from reforms to the Mexican energy sector that are expected to be implemented in the near future. Pemex Finance Ltd. (“Pemex Finance”), which acts as a special purpose financing vehicle for Petróleos Mexicanos, also announced today that it is seeking to amend each series of its outstanding debt securities listed in Table 2 below in the same manner to reflect the same changes.

For this purpose, each of Petróleos Mexicanos and Pemex Finance has commenced a solicitation of the holders of their respective debt securities listed in the tables below (collectively, the “Securities”) to consent to the Proposed Amendment to the instrument governing their Securities. The solicitation of consents and proxies (“Consents and Proxies”), as the case may be, to the Proposed Amendment with respect to each series of Securities (each, a “Consent Solicitation,” and together, the “Consent Solicitations”) is being made through each of the following:

•	Petróleos Mexicanos’ Consent Solicitation Statement dated as of June 3, 2014 (the “Pemex Consent Solicitation Statement”), with respect to the Securities listed in Table 1 below;
•	Pemex Finance’s Consent Solicitation Statement dated as of June 3, 2014 (the “Pemex Finance Consent Solicitation Statement”), with respect to the Securities listed in Table 2 below; and
•	Petróleos Mexicanos’ Consent Solicitation Memorandum dated June 3, 2014 (the “Pemex Consent Solicitation Memorandum”) and the related meeting notice, with respect to the Securities listed in Table 3 below.

Holders of Securities listed in Table 1 and Table 2 below are referred to the Pemex Consent Solicitation Statement and the Pemex Finance Consent Solicitation Statement, respectively, for detailed terms and conditions of the Consent Solicitations relating to these Securities. Each of these Consent Solicitations will expire at 5:00 p.m. (New York City time) on June 17, 2014 (the “Expiration Time”), unless extended by Petróleos Mexicanos or Pemex Finance, as the case may be, in its sole discretion with respect to such Consent Solicitation. With respect to each of these series of Securities, the earlier of (i) the Expiration Time for that series of Securities and (ii) the date on which the required Consents for that series of Securities are received is referred to as the “Consent Date.”

Holders of Securities in Table 3 below are referred to the Pemex Consent Solicitation Memorandum for detailed terms and conditions of the Consent Solicitation relating to these Securities. The notice concerning the meeting of holders of these Securities to approve the Proposed Amendment at 10:00 a.m. (London time) on June 25, 2014 at Cleary Gottlieb Steen & Hamilton, City Place House, 55 Basinghall Street, London EC2V 5EH, United Kingdom (the “Meeting”), at which the extraordinary resolution to approve the Proposed Amendment and its implementation will be considered and, if thought fit, passed, was published on June 3, 2014 and is available at www.dfking.com/pemex. Voting instructions by proxy must be delivered not later than 24 hours before the Meeting.

Subject to certain conditions, Petróleos Mexicanos is offering to pay a consent fee, with respect to the Securities listed in Tables 1 and 3, of (i) U.S. $1.50 per U.S. $1,000 principal amount of Securities denominated in U.S. dollars, (ii) €1.50 per €1,000 principal amount of Securities denominated in euros (iii) CHF 1.50 per CHF 1,000 principal amount of Securities denominated in Swiss francs, (iv) A$1.50 per A$1,000 principal amount of Securities denominated in Australian dollars and (v) £1.50 per £1,000 principal amount of Securities denominated in pounds sterling to holders whose Consents and Proxies are validly delivered and accepted pursuant to the terms of the Pemex Consent Solicitation Statement or Pemex Consent Solicitation Memorandum, as the case may be. Any Consent Fee payable by Petróleos Mexicanos with respect to any Securities will be paid in U.S. dollars or in the applicable non-U.S. dollar currency in which those Securities are denominated, as determined by the Holder’s election, except for (i) Securities denominated in Swiss francs, which will be paid in Swiss francs; and (ii) Securities denominated in euros that are held through The Depositary Trust Company, which will be paid in U.S. dollars. The U.S. dollar amount of a consent fee payable in respect of Securities denominated in euros, Australian dollars or pounds sterling will be determined according to the calculation method described in the Pemex Consent Solicitation Statement and the Pemex Consent Solicitation Memorandum. Subject to certain conditions, Pemex Finance is offering to pay a consent fee, with respect to the Securities listed in Table 2, of U.S. $1.50 per U.S. $1,000 principal amount to holders whose Consents are validly delivered and accepted pursuant to the terms of the Pemex Finance Consent Solicitation Statement.

Table 1

Petróleos Mexicanos

Series	CUSIP Numbers	ISINs	Common Codes	Aggregate Principal Amount Outstanding
USD-Denominated Securities
7.375% Notes due 2014	706451AH4 (Registered) 70645JAJ1 (Rule 144A) 70645KAJ8 (Reg. S)	US706451AH49 (Registered) US70645JAJ16 (Rule 144A) US70645KAJ88 (Reg. S)	016323322 (Registered) 015952024 (Rule 144A) 015953322 (Reg. S)	U.S. $365,135,000
4.875% Notes due 2015	71654QAV4 (Registered) 71656LAB7 (Rule 144A) 71656MAB5 (Reg. S)	US71654QAV41 (Registered) US71656LAB71 (Rule 144A) US71656MAB54 (Reg. S)	053195652 (Registered) 045280616 (Rule 144A) 045280713 (Reg. S)	U.S. $1,500,000,000
5.750% Notes due 2015	706451BF7 (Registered) 70645JAP7 (Rule 144A) 70645KAP4 (Reg. S)	US706451BF73 (Registered) US70645JAP75 (Rule 144A) US70645KAP49 (Reg. S)	22823957 (Registered) 22177605 (Rule 144A) 22177648 (Reg. S)	U.S. $234,915,000
Floating Rate Notes due 2018	71654QBK7 (Registered) 71656LAT8 (Rule 144A) 71656MAT6 (Reg. S)	US71654QBK76 (Registered) US71656LAT89 (Rule 144A) US71656MAT62 (Reg. S)	095621546 (Registered) 095421253 (Rule 144A) 096521288 (Reg. S)	U.S. $500,000,000
3.500% Notes due 2018	71654QBJ0 (Registered) 71656LAS0 (Rule 144A) 71656MAS8 (Reg. S)	US71654QBJ04 (Registered) US71656LAS07 (Rule 144A) US71656MAS89 (Reg. S)	095621511 (Registered) 095421237 (Rule 144A) 095418546 (Reg. S)	U.S. $1,000,000,000
5.750% Notes due 2018	706451BS9 (Registered) 70645JBD3 (Rule 144A) 70645KBD0 (Reg. S)	US706451BS94 (Registered) US70645JBD37 (Rule 144A) US70645KBD00 (Reg. S)	038671316 (Registered) 032736882 (Rule 144A) 032736912 (Reg. S)	U.S. $2,488,668,000
9.250% Global Guaranteed Bonds due 2018	71654QAP7 (Registered) 71654XAF4 (Rule 144A) 71654YAF2 (Reg. S)	US71654QAP72 (Registered) US71654XAF42 (Rule 144A) US71654YAF25 (Reg. S)	009013130 (Registered) 8600686 (Reg. S)	U.S. $9,573,000
9.250% Guaranteed Bonds due 2018	706451BB6 (Registered) 706451AU5 (Rule 144A) U70577AQ1 (Reg. S)	US706451BB69 (Registered) US70645AU59 (Rule 144A) USU70577AQ17 (Reg. S)	22500074 (Registered) 020632623 (Rule 144A) 020630493 (Reg. S)	U.S. $107,271,000
3.125% Notes due 2019	71656LAW1 (Rule 144A) 71656MAW9 (Reg. S)	US71656LAW19 (Rule 144A) US71656MAW91 (Reg. S)	102032411 (Rule 144A) 102032446 (Reg. S)	U.S. $500,000,000
8.000% Notes due 2019	71654QAU6 (Registered) 71656LAA9 (Rule 144A) 71656MAA7 (Reg. S)	US71654QAU67 (Registered) US71656LAA98 (Rule 144A) US71656MAA71 (Reg. S)	044296225 (Registered) 041170778 (Rule 144A) 041170867 (Reg. S)	U.S. $2,000,000,000
6.000% Notes due 2020	71654QAW2 (Registered) 71656LAC5 (Rule 144A) 71656MAC3 (Reg. S)	US71654QAW24 (Registered) US71656LAC54 (Rule 144A) US71656MAC38 (Reg. S)	053195849 (Registered) 048511406 (Rule 144A) 048472818 (Reg. S)	U.S. $1,000,000,000
5.500% Notes due 2021	71654QAX0 (Registered) 71656LAJ0 (Rule 144A) 71656MAD1 (Reg. S)	US71654QAX07 (Registered) US71656LAJ08 (Rule 144A) US71656MAD11 (Reg. S)	053196365 (Registered) 065358565 (Rule 144A) 052748224 (Reg. S)	U.S. $3,000,000,000
4.875% Notes due 2022	71654QBB7 (Registered) 71656LAL5 (Rule 144A) 71656MAL3 (Reg. S)	US71654QBB77 (Registered) US71656LAL53 (Rule 144A) US71656MAL37 (Reg. S)	080434073 (Registered) 073640199 (Rule 144A) 073640288 (Reg. S)	U.S. $2,100,000,000

Series	CUSIP Numbers	ISINs	Common Codes	Aggregate Principal Amount Outstanding
8.625% Bonds due 2022	706451AG6 (Registered) 70645JAH5 (Rule 144A) 70645KAH2 (Reg. S)	US706451AG65 (Registered) US70645JAH59 (Rule 144A) US70645KAH23 (Reg. S)	015327561 (Registered) 014288708 (Rule 144A) 014288619 (Reg. S)	U.S. $160,245,000
3.500% Notes due 2023	71654QBG6 (Registered) 71656LAP6 (Rule 144A) 71656MAP4 (Reg. S)	US71654QBG64 (Registered) US71656LAP67 (Rule 144A) US71656MAP41 (Reg. S)	095173420 (Registered) 086530007 (Rule 144A) 086529971 (Reg. S)	U.S. $2,100,000,000
8.625% Bonds due 2023	71654XAC1 (Rule 144A) 71654YAB1 (Reg. S)	US71654XAC11 (Rule 144A) US71654YAB11 (Reg. S)	N/A	U.S. $9,345,000
8.625% Guaranteed Bonds due 2023	706451BC4 (Registered) 706451AV3 (Rule 144A) U70577AR9 (Reg. S)	US706451BC43 (Registered) US706451AV33 (Rule 144A) USU70577AR99 (Reg. S)	22500201 (Registered) 020632798 (Rule 144A) 020630876 (Reg. S)	U.S. $121,658,000
4.875% Notes due 2024	71654QBH4 (Registered) 71656LAX9 (Rule 144A) 71656MAQ2 (Reg. S)	71654QBH48 (Registered) US71656LAX91 (Rule 144A) US71656MAQ24 (Reg. S)	095621465 (Registered) 102032357 (Rule 144A) 095403549 (Reg. S)	U.S. $1,500,000,000
9.500% Global Guaranteed Bonds due 2027	71654QAM4 (Registered) P78628AE7 (Reg. S)	US71654QAM42 (Registered) USP78628AE70 (Reg. S)	8147663 (Registered)	U.S. $102,228,000
9.500% Guaranteed Bonds due 2027	706451BD2 (Registered) 706451AW1 (Rule 144A) U70577AS7 (Reg. S)	US706451BD26 (Registered) US706451AW16 (Rule 144A) USU70577AS72 (Reg. S)	022500449 (Registered) 020632909 (Rule 144A) 020631015 (Reg. S)	U.S. $225,792,000
6.625% Bonds due 2035	706451BG5 (Registered) 71656LAE1 (Rule 144A) 71656MAE9 (Reg. S)	US706451BG56 (Registered) US71656LAE11 (Rule 144A) US71656MAE93 (Reg. S)	22824082 (Registered) 053846637 (Rule 144A) 053846599 (Reg. S)	U.S. $2,750,000,000
6.625% Bonds due 2038	706451BR1 (Registered) 70645JBM3 (Rule 144A) 70645KBM0 (Reg. S)	US706451BR12 (Registered) US70645JBM36 (Rule 144A) US70645KBM09 (Reg. S)	038671324 (Registered) 36835869 (Rule 144A) 36835877 (Reg. S)	U.S. $496,700,000
6.500% Bonds due 2041	71654QAZ5 (Registered)	US71654QAZ54 (Registered)	06735529 (Registered)	U.S. $3,000,000,000
5.500% Bonds due 2044	71654QBE1 (Registered) 71656LAN1 (Rule 144A) 71656MAN9 (Reg. S)	US71654QBE17 (Registered) US71656LAN10 (Rule 144A) US71656MAN92 (Reg. S)	080445245 (Registered) 084620203 (Rule 144A) 084620238 (Reg. S)	U.S. $2,750,000,000
6.375% Bonds due 2045	71656MAY5 (Rule 144A) 71656LAY7 (Reg. S)	US71656MAY57 (Rule 144A) US71656LAY74 (Reg. S)	102032322 (Rule 144A) 102032292 (Reg. S)	U.S. $3,000,000,000
6.625% Perpetual Bonds	71656LAF8 (Rule 144A) 71656MAF6 (Reg. S)	US71656LAF85 (Rule 144A) US71656MAF68 (Reg. S)	054508697 (Rule 144A) 054495595 (Reg. S)	U.S. $1,000,000,000
Euro-Denominated Securities
5.500% Notes due 2017	N/A	XS0456477578 (Reg. S)	045647757 (Reg. S)	€1,000,000,000
5.779% Notes due 2017	N/A	XS0445838286 (Reg. S)	044583828 (Reg. S)	€200,000,000
3.125% Notes due 2020	N/A	XS0997484943 (Rule 144A) XS0997484430 (Reg. S)	099748494 (Rule 144A) 099748443 (Reg. S)	€1,300,000,000
5.500% Notes due 2025	70645JAN2 (Rule 144A)	US70645JAN28 (Rule 144A) XS0213101073 (Reg. S)	21310107 (Reg. S)	€1,000,000,000
3.750% Notes due 2026	N/A	XS1057659838 (Reg. S)	105765983 (Reg. S)	€1,000,000,000
CHF-Denominated Securities
3.500% Notes due 2014	N/A	CH0105654088 (Reg. S)	045376508 (Reg. S)	CHF 500,000,000
2.500% Notes due 2019	N/A	CH0181646883 (Reg. S)	075939779 (Reg. S)	CHF 300,000,000

Series	CUSIP Numbers	ISINs	Common Codes	Aggregate Principal Amount Outstanding
Securities Denominated in Other Currencies
6.125% Notes due 2017	N/A	XS0775808917 (Reg. S)	077580891 (Reg. S)	A$150,000,000
8.250% Notes due 2022	N/A	XS0430799725 (Reg. S)	043079972 (Reg. S)	£350,000,000

Table 2

Pemex Finance

Series	CUSIP Numbers	ISINs	Aggregate Principal Amount Outstanding
USD-Denominated Securities
10.61% Notes due 2017	706448BE6 (Registered)	US706448BE62 (Registered)	U.S. $162,500,000
9.5% Notes due 2018	706448AH0 (Registered) 706448AG2 (Rule 144A) G69852AD6 (Reg. S)	US706448AH03 (Registered) US706448AG20 (Rule 144A) USG69852AD68 (Reg. S)	U.S. $250,000,000

Table 3

Petróleos Mexicanos

Series	CUSIP Numbers	ISIN	Common Code	Aggregate Principal Amount Outstanding
Euro-Denominated Securities
6.375% Guaranteed Notes due 2016	706451AQ4 (Rule 144A)	US706451AQ48 (Rule 144A) XS0197620411 (Reg. S)	19762971 (Rule 144A) 019762041 (Reg. S)	€850,000,000

Each of Petróleos Mexicanos and Pemex Finance has engaged Morgan Stanley & Co. LLC to act as global coordinator and solicitation agent and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. as solicitation agents for the Consent Solicitations. D. F. King & Co., Inc. has been engaged to act as the Information and Tabulation Agent for the Consent Solicitations. Credit Suisse AG has been engaged to act as the Swiss Paying Agent for the Consent Solicitations in respect of the Securities denominated in Swiss francs. Any questions or requests for assistance regarding the Consent Solicitations may be made to Morgan Stanley at 800-624-1808 (U.S. toll-free), +1-212-761-1057 (collect) or +44-20-7677-5040 (international), BofA Merrill Lynch at 888-292-0070 (U.S. toll-free), +1-646-855-8988 (collect) or +44-20-7995-3715 (international) or Deutsche Bank at 855-287-1922 (U.S. toll-free), +1-212-250-7527 (collect) or +44-20-7545-8011 (international). Questions or requests for assistance or additional copies of the Pemex Consent Solicitation Statement, the Pemex Finance Consent Solicitation Statement, the Pemex Consent Solicitation Memorandum and any related documents may be directed to D. F. King & Co., Inc. at pemex@dfking.com or at 800-967-7635 (U.S. toll-free) or +44-20-7920-9700 (international). Copies of the Pemex Consent Solicitation Statement, the Pemex Finance Consent Solicitation Statement, the Pemex Consent Solicitation Memorandum and any related documents are available at www.dfking.com/pemex. Questions or requests regarding the Consent Solicitations relating to the Securities denominated in Swiss francs may be directed to Credit Suisse AG at +41-44-333-28-86.

This press release is for informational purposes only and is not a solicitation of Consents and Proxies. The Consent Solicitations are only being made pursuant to the Pemex Consent Solicitation Statement, the Pemex Finance Consent Solicitation Statement and the Pemex Consent Solicitation Memorandum. The Consent Solicitations are subject to certain conditions andpresent certain risks for holders who consent, as set forth more fully in the Pemex Consent Solicitation Statement, the Pemex Finance Consent Solicitation and the Pemex Consent Solicitation Memorandum. Each of Petróleos Mexicanos and Pemex Finance reserves the right to waive or modify any term of, or to terminate, the Consent Solicitations with respect of any of the series of Securities for any reason prior to the applicable Expiration Time or Meeting, as the case may be.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos By: /s/ Carlos Caraveo Sánchez Carlos Caraveo Sánchez Associate Managing Director of Finance

Date: June 18, 2014

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;
•	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	the outcome of Round Zero (as defined in the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2013, as filed with the U.S. Securities and Exchange Commission on May 15, 2014, which we refer to as the Form 20-F) and our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;
•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
•	technical difficulties;
•	significant developments in the global economy;
•	significant economic or political developments in Mexico including developments relating to the implementation of the Energy Reform Decree (as defined in the Form 20-F);
•	developments affecting the energy sector; and
•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.